NO ACT

PE
9-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08064085

Received SEC

NOV 07 2008

Washington, DC 20549

November 7, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-7-2008

Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: Monsanto Company
Incoming letter dated September 10, 2008

Dear Mr. Robinson:

This is in response to your letter dated September 10, 2008 concerning the shareholder proposal submitted to Monsanto by John Harrington. We also have received a letter from the proponent dated October 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

PROCESSED
NOV 14 2008 E
THOMSON REUTERS

November 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Monsanto Company
Incoming letter dated September 10, 2008

The proposal would amend the bylaws to establish an oath of allegiance to the United States Constitution.

There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Monsanto to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Monsanto omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Monsanto relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HARRINGTON
INVESTMENTS, INC.

RECEIVED
2008 OCT 17 AM 11:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

October 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Harrington Proposal to Amend Bylaws of Monsanto Corporation

Ladies and Gentlemen:

This is in response to the letter submitted to the Division of Corporate Finance by Eric Robinson on behalf of the Monsanto Company ("Monsanto" or the "Company") regarding a shareowner proposal (proposal) which I filed earlier this year. The proposal would amend the Company's Bylaws to establish a requirement that all directors take an oath of allegiance to the Constitution of the United States of America. While I do not doubt the self-confidence and expense incurred by the Company's shareholders to retain the various corporate lawyers engaged to research the propriety of my modest proposal, I am writing to take issue with the legally inaccurate, illogical and manifestly unpatriotic conclusion rendered that my proposal is excludable from Monsanto's 2009 proxy statement.

Monsanto is indeed, as Mr. Robinson notes, a global agricultural company. But it is first and foremost an American company. Not only is Monsanto headquartered in St. Louis, MO and traded on the New York Stock Exchange, but its products have become integral components of the US food system. Control of this company by individuals who have self-interests opposed or antagonistic to the Constitution of United States of America would pose severe national security risks and could threaten the food security of the United States of America. Fortunately, the rules and case law cited in Mr. Robinson's letter do nowhere preclude implementation of an Oath of Allegiance by corporate directors who wish to structure corporate governance in such a manner.

I. The Company argues that Rules 14a-8(1) and (2) allow exclusion of the proposal on the grounds that it would be invalid under Delaware's General Corporation Law. This is simply not the case.

Delaware case law, as cited in Robinson's own letter, stipulates only that corporate directors must not be required to have "unreasonable or unfair qualifications" – reasonable has been interpreted to mean related to the objects and purpose of the business of the corporation or the corporation's compliance with applicable laws and regulations and are not otherwise inequitable. (U.S. v. Columbia Gas Elec. Corp., 36 F Supp. 488 D. Del. 1941) Although the Company maintains that a mandated Director Oath of Allegiance to the US Constitution would be "completely unrelated to the business and internal affairs of the Company," I maintain that in order to believe this one must ignore entirely the geo-political nature of food production and sovereign food security of the United States of America. And in fact, this line of reasoning is substantiated in page 3 of Exhibit 3 of the Company's letter; the opinion of *Richards, Layton & Finger*, cites David A. Drexler et al. that "valid qualifications could be either general, as, for example, a maximum age, or specific, as for example, a requirement of American citizenship for directors of a corporation engaged in the defense industry." (Delaware Corporate Law & Practice, 13.01 [5], 2008) While Monsanto is not engaged in a military defense industry (manufacture of munitions, etc), as one of the world's largest agribusinesses, Monsanto's market and political impact on the fate of US food and economic security is clear.

Monsanto has in the past, and continues to have exceptional influence at almost every level of the federal government. For example, when the U.S. Food and Drug Administration (FDA) adopted regulations discouraging the labeling of milk not containing any recombinant bovine growth hormones (rBGH-free), the FDA regulations were written by an attorney who worked for Monsanto both before and after his tenure as an FDA official.

In addition, in order for the FDA to determine if Monsanto's growth hormones could be considered safe, one of the company's researchers wrote a report outlining the company's position. Before the report was submitted, she left Monsanto and went to work for the FDA, where her first job was to accept her prior employer's report. She was assisted at the FDA by another former Monsanto researcher.

Monsanto has placed numerous former employees throughout the federal government, including: U.S. Supreme Court Justice, Clarence Thomas, a former Monsanto lawyer; Anne Veneman, a U.S. Secretary of Agriculture, formerly on the Board of Directors of Monsanto subsidiary, Calgene; Secretary of Defense Donald Rumsfeld, who served as a Director of Monsanto's subsidiary, Searle Pharmaceuticals; John Gibbon, chair of the Congressional Office of Technological Assessment, who was a long-term Monsanto consultant. This is not to mention several key past and present federal government employees who have worked for Monsanto, including Micky Kantor, the former U.S. Trade Representative and the U.S. Secretary of Commerce, who served on Monsanto's board of directors. This is only a partial list to emphasize the larger point that Monsanto clearly has sufficient influence within the United States federal government to justify an oath swearing allegiance the U.S. Constitution.

Foreign nationals seeking to join the Monsanto Board of Directors must consider the potential associated risks with their own unique case. American institutions are charged with upholding and defending the laws of the United States of America and cannot be responsible for potential damages incurred by foreign nationals who voluntarily subject themselves to the laws of the United States.

Accepting nomination and election to the Monsanto Board of Directors by a candidate who is a foreign national is entirely voluntary. Even if there were other nations that restricted their citizens from taking an oath of allegiance to the U.S. Constitution, it would have no relevance to our company setting standards for its own directors pursuant

II. This Proposal is written to comply with rules 14a-8(i)(3) and 14a-8(i)(6). It is specific, definite, and implementable.

Monsanto's highly compensated lawyers ultimately argue that the Proposal "has no clear application or meaning in the context of the responsibilities of directors of a global agricultural company that is not a branch or annex of the U.S. government." This is simply an oath of allegiance for a director to act in his or her capacity as a fiduciary representing owners of the company. No authority is created or implied as to represent directors as agents of the U.S. Government. There is no ulterior application or meaning of the Proposal other than what is stated in the Supporting Statement:

> *This amendment will help to ensure that each director of the Monsanto Corporation shall not act in ways that undermine the interests of the United States of America, its citizens, or its constitution. This allegiance shall enhance confidence that Monsanto Corporation's activities shall not conflict with the founding principles of the United States of America and its constitution, in the country where Monsanto Corporation is chartered, the company is headquartered, and its stock is publicly traded.*

The Proposal neither stipulates an enforcement mechanism nor anticipates one. An oath, after all, is only as meaningful as the honor of the person swearing the oath. However, in this era of food scarcity, resource wars, and unconventional warfare, it would be useful for Monsanto shareowners to know if any nominated directors are reluctant to swear allegiance to the founding principles of the nation in which the Company is chartered, publicly traded and headquartered.

Conclusion

Based on our reading of the analysis of *Wachtell, Lipton, Rosen, & Katz,* I hereby respectfully do not believe that there exist grounds to grant the Company's request that the Staff permit exclusion of the Proposal from the Company's 2009 Proxy Statement. There is no statute or provision of Delaware state law that prohibits a Delaware corporation from requiring that its directors affirm allegiance to the U.S. Constitution. Nor does the proposal impose an unreasonable or unfair qualification on directors of the Company. What could be more reasonable and fair than requiring a director of Monsanto - a United States-based and Delaware-chartered corporation operating subject to Delaware state law and U.S. federal law, and subject to the protection of the U.S. Constitution – from swearing allegiance to that very document? After all, does not the U.S Constitution protect and defend the rights accorded to the company? There is no reasonable basis asserted for claiming that such a bylaw is "unreasonable." If that is so, it would call into question all Constitutional law, statutes and the regulatory framework established by all levels of government.

Such an allegiance by directors as proposed is also not "unfair" or "vague" and is completely related to the policies of Monsanto, because the U.S. Constitution protects the rights and affairs of the Corporation and its directors. Nothing could be less "unfair" or "vague." The proposal does not exclude any candidate from consideration for election to the board of directors.

I am confident that after full consideration of the arguments articulated above, the Staff will find that the Company will not be justified in excluding this Proposal.

I am simultaneously providing a copy of this submission to the Company. If you have any questions regarding this matter or require additional information, please contact me at your convenience.

Very truly yours,

John Harrington

Cc: Nancy Hamilton, Monsanto Company

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

September 10, 2008

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Monsanto Company / Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), has received a shareowner proposal (the "Proposal") and supporting statement, submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent"), that the Proponent wishes to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2009 annual meeting of shareowners (the "2009 Annual Meeting"). The Proposal requests that the Company's shareowners vote to amend the Company's Bylaws to establish a requirement that all directors take an oath of allegiance to the Constitution of the United States of America. A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, are attached hereto as Exhibit A.

Monsanto is a global agricultural company, with locations and operations in over 60 countries[1] around the world, and over 43% of its sales outside the United States. The Company's Board of Directors (the "Board") is currently comprised of 10 individuals, one of whom is a foreign national. The Company is committed to the values of sound corporate governance and a strict adherence to applicable law. The Company's Code of Business Conduct (available on the Company's website in 25 different languages), which is applicable to all directors, officers and employees of Monsanto, makes clear that it is the Company's policy to comply with all applicable laws and regulations.[2] As set forth in the Company's Corporate Governance Guidelines (attached hereto as Exhibit B), the Nominating and Corporate Governance Committee and the Board seek candidates for nomination as Directors who, among other factors, possess high ethical standards, integrity and strength of character and a willingness to act on and be accountable for his or her decisions, as well as those who demonstrate intelligence, wisdom and thoughtfulness in decision-making. Diversity and geographic origin are also considered, as well as experience in global markets, international issues and foreign business practices. The Nominating and Corporate Governance Committee is charged with assisting the Board by identifying individuals from around the world who are qualified to become Board members and in this capacity, its duties and responsibilities include developing and recommending to the Board standards to be applied in making director nomination determinations.

While Monsanto very much appreciates the general concerns raised by the Proponent, the Company is of the view that, for a number of reasons set forth below, including the reasons set forth in the opinion of Richards, Layton & Finger, P.A. attached hereto as Exhibit C, the substance of the Proposal, if implemented, would be invalid under Delaware's General Corporation Law and therefore should be excluded from the Proxy Statement under Rules 14a-8(i)(1) (Improper under state law), 14a-8(i)(2) (Violation of law), 14a-8(i)(3) (Violation of proxy rules), and 14a-8(i)(6) (Absence of power/authority) of the Securities Exchange Act of 1934, as amended. Accordingly, on behalf of Monsanto, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Securities and Exchange Commission staff (the "Staff") confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement.

---

[1] Monsanto has operations in Argentina, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, Chile, China, Colombia, Croatia, Czech Republic, Denmark, Ecuador, France, Germany, Greece, Guatemala, Honduras, Hungary, India, Indonesia, Ireland, Italy, Japan, Jordan, Kenya, Korea, Malawi, Malaysia, Mexico, Netherlands, New Zealand, Nicaragua, Pakistan, Paraguay, Peru, Philippines, Poland, Portugal, Romania, Russia, Senegal, Singapore, Slovakia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan, Thailand, Turkey, Uganda, Ukraine, United Kingdom, United States, Venezuela, Vietnam and Zimbabwe.

[2] *See* Monsanto's Code of Business Conduct at http://www.monsanto.com/pdf/responsibility/code_of_conduct_english.pdf.

Pursuant to Rule 14a-8(j), by way of this letter, the Company hereby submits its reasons for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. While the Company has not yet determined the definitive date of its 2009 Annual Meeting, the Company currently expects the meeting to take place in mid-January 2009, and it expects to file definitive proxy materials on or about December 1, 2008. Monsanto has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

I. The Proposal May Be Excluded Under Rules 14a-8(i)(1) and (2) Because It Would Be Invalid Under Delaware's General Corporation Law and Is Therefore Not a Proper Subject for Action by Shareowners

The Proposal, if adopted by the Company's shareowners, would be invalid under Delaware's General Corporation Law because it (1) imposes an unreasonable and unfair qualification on directors of the Company and (2) would require the directors to violate their fiduciary duties. As such, the Proposal is violative of applicable law and not a proper subject for action by the Company's shareowners. Rule 14a-8(i)(2) provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." For the following reasons, the Company believes that the Proposal is excludable under Rules 14a-8(i)(1) and 14a-8(i)(2).

Delaware law does not set forth specific qualifications for directors of Delaware corporations. While a corporation, through its certificate of incorporation or bylaws, may prescribe qualifications for directors, such qualifications may not be "unreasonable or unfair."[3] The Delaware courts, as well as various authorities on corporate law, have suggested that director qualifications are "reasonable" only to the extent such qualifications are legitimately related to the objects and purpose of the business of the corporation or the corporation's compliance with applicable laws and regulations and are not otherwise inequitable. The director qualifications contemplated by the Proposal would be completely unrelated to the business and internal affairs of the Company and could limit the potential candidates who would be willing to serve on the Board. Specifically, the Proposal would arguably exclude from consideration any nominee who, by virtue of his or her national origin and the law of his or her home country, is unable or unwilling to swear allegiance to the U.S. Constitution. This is particularly problematic in light of the global nature of the Company's business. The Company is a large multinational public corporation, with activities and interests spanning the globe. The Proposal, if implemented, may reduce the possible candidates for director by potentially precluding certain candidates from serving on the Board if such candidates are citizens of nations outside the United States who would not be permitted to take, or may not want to take, a

[3] *See* Stroud v. Grace, 1990 Del. Ch. LEXIS 185, at *28 (Del. Ch. Nov. 1, 1990), rev'd on other grounds, 606 A.2d 75 (Del. 1992).

foreign oath. The taking of such an oath could carry with it very real repercussions. In the United States, for example, a citizen cannot take an oath or make an affirmation or other formal declaration of allegiance to a foreign state without risk of losing his or her citizenship.[4] If a foreign company were to require its directors to take an oath to a foreign state, a United States citizen could face great difficultly with such a requirement. The Company believes that foreign candidates for director could face similar difficulties. Additionally, the Proposal is not designed to ensure that the Company complies with applicable laws or regulations. The Company is a global provider of agricultural products; it does not operate in an industry subject to restrictions on the national origin of its directors. Accordingly, there is no regulatory reason to impose a qualification that would potentially have the effect of preventing foreign nationals from serving on the Board.

Finally, the Proposal, if adopted, would impermissibly restrict the directors' exercise of their fiduciary duties. If the Proposal is adopted by the Company's shareowners and the directors are required to take the oath contemplated thereby, the Board would be required to consider whether each of its decisions is consistent with such oath. This would potentially impair the Board's ability to discharge its fiduciary duty to manage the business and affairs of the Company. The directors could be forced, as a result of taking the oath, to vote against (or refrain from taking) a proposed action even if such action were permissible under applicable law and, as determined by the directors in the exercise of their fiduciary duties, would otherwise be in the best interests of the Company and its shareowners. Moreover, the Board could also determine that it is in the best interests of the Company and its shareowners to nominate a foreign national to the Board (or appoint a foreign national to the Board to fill a vacancy) but may be constrained in that selection due to the nominee's inability to take the oath. In either case, the Board's obligation to abide by its fiduciary duties to the Company and its shareowners would be subordinated to the changes made to the Bylaws in accordance with the Proposal. Such subordination is impermissible under Delaware law.[5]

II. The Proposal May Be Excluded Under Rules 14a-8(i)(3) and 14a-8(i)(6) Because It Is Impermissibly Vague and Indefinite and the Company Would Lack the Power or Authority to Implement the Proposal

The Proposal, if adopted by the Company's shareowners, would be invalid under Delaware's General Corporation Law and therefore the Company would lack the power or authority to implement the Proposal. Further, the Proposal is impermissibly vague.

---

[4] *See* United States Code, Title 8, Section 1481 (Loss of nationality by native-born or naturalized citizen; voluntary action; burden of proof; presumptions) stating that "A person who is a national of the United States whether by birth or naturalization, shall lose his nationality by voluntarily performing any of the following acts with the intention of relinquishing United States nationality ... taking an oath or making an affirmation or other formal declaration of allegiance to a foreign state or a political subdivision thereof, after having attained the age of eighteen years." http://www.law.cornell.edu/uscode/8/1481.html.

[5] *See* Opinion of Richards, Layton & Finger, P.A., at Exhibit C.

Pursuant to Rule 14a-8(i)(3), a corporation may exclude a shareowner proposal from its proxy materials where the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that a proposal is contrary to the Commission's proxy rules where it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ..."[6] For the following reasons, the Company believes that the Proposal is excludable under Rules 14a-8(i)(3) and 14a-8(i)(6).

The Proposal has no clear application or meaning in the context of the responsibilities of directors of a global agricultural company that is not a branch or annex of the U.S. government. While the oath required by the Proposal might have a clearly defined meaning when given by a person elected or appointed to public office in the United States, how does a director of a Delaware corporation, with no authority to act on behalf of the U.S. government, "support and defend the Constitution of the United States against all enemies, foreign and domestic"?[7] By extension, how would the Company enforce a violation of this requirement when it is unclear what a violation would even be? Does the Proponent mean to suggest that foreign nationals would not be permitted to serve on the Board, when such policy would have no relevance to the Company's ability to conduct its business? The Proposal does not include enough information for the Company's shareowners to make an informed decision on the matter being presented, or to even understand how the adoption of the Bylaw would affect the nomination and election of the Company's directors or the conduct of the Company's business.

III. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), and 14a-8(i)(6). Because this request is being submitted electronically pursuant to guidance found on the Commission's website, the Company is not enclosing or providing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

[6] Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[7] *See* Proposal at Exhibit A.

If you have any questions regarding this matter or require additional information, please contact the undersigned or Ross A. Fieldston of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1000, or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal written response.

Very truly yours,

Eric S. Robinson

Enclosures

cc: Nancy Hamilton, Monsanto Company
John C. Harrington, Harrington Investments, Inc.

Exhibit A

HARRINGTON
INVESTMENTS, INC.

July 25, 2008

Hugh Grant
Chair, President & CEO
Monsanto Company
800 N. Lindbergh Blvd.
St. Louis, MO 63167

Dear Mr. Grant:

Re: Shareholder Resolution

Harrington Investments, Inc., is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that our company needs to ensure that our corporate directors are in no danger of contravening the US Constitution.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of Monsanto. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
President

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET . WWW.HARRINGTONINVESTMENTS.COM

Proposal to Amend the Bylaws by Establishing an Oath of Allegiance to the Constitution of the United States of America

RESOLVED: Amend paragraph 16 of the bylaws to add a new paragraph (d.) as follows:

(d) Prior to or at the time of assuming office, all Company Directors shall solemnly swear (or affirm): "I will support and defend the Constitution of the United States against all enemies, foreign and domestic. I will bear true faith and allegiance to the Constitution of the United States. I take this obligation freely – recognizing that approval of my nomination and election as a Director of the Board of the Monsanto Corporation brings with it significant personal responsibility. I take this oath without any mental reservation or purpose of evasion; and that I will well and faithfully discharge the duties upon which I am about to enter."

Supporting Statement

In the opinion of the proponents, this amendment will help to ensure that each director of the Monsanto Corporation shall not act in ways that undermine the interests of the United States of America, its citizens, or its constitution. This allegiance shall enhance confidence that Monsanto Corporation's activities shall not conflict with the founding principles of the United States of America and its constitution, in the country where Monsanto Corporation is chartered, the company is headquartered, and its stock is publicly traded.

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

July 25, 2008

Hugh Grant
President & CEO
Monsanto
800 N Lindbergh Blvd
St Louis, MO 63167

RE: John Harrington
Monsanto Stock Ownership (MON)

Dear Mr. Grant:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Monsanto stock for at least one year prior to July 25, 2008 (July 25, 2007 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Institutional Service Group

CC: John Harrington

Exhibit B

MONSANTO COMPANY

BOARD OF DIRECTORS' CHARTER AND

CORPORATE GOVERNANCE GUIDELINES

(AMENDED BY BOARD EFFECTIVE JUNE 18, 2008)

This Charter and Corporate Governance Guidelines (the "Charter") have been adopted by the Company's Board of Directors, acting on the recommendation of its Nominating and Corporate Governance Committee, to assist the Board and its committees in the exercise of their responsibilities. These principles and policies are in addition to and are not intended to change or interpret any Federal or state law or regulation, including the Delaware General Corporation Law, or the Certificate of Incorporation or Bylaws of the Company. The Board of Directors will review this Charter at least annually and, if appropriate, revise this Charter from time to time.

I. OPERATION OF THE BOARD

1. Director Responsibilities

The basic responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareowners. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

In furtherance of its responsibilities, the Board of Directors will:

- Review, evaluate and approve, on a regular basis, long-range plans for the Company.
- Review, evaluate and approve the Company's budget and forecasts.
- Review, evaluate and approve major resource allocations and capital investments.
- Review the financial and operating results of the Company.
- Review, evaluate and approve the overall corporate organizational structure, the assignment of senior management responsibilities and plans for senior management development and succession.
- Review, evaluate and approve compensation strategy as it relates to senior management of the Company.
- Adopt, implement and monitor compliance with the Company's Code of Conduct.

- Review periodically the Company's corporate objectives and policies relating to social responsibility.

2. Board and Committee Meetings; Attendance at Annual Shareowner Meetings

Regular Board meetings will be held approximately four to six times per year, and special meetings will be called as necessary. A schedule of locations of the regular meetings will be provided to the Directors well in advance. Directors are expected to attend Board meetings and meetings of the committees on which they serve. Directors should spend the time necessary and meet as frequently as necessary to properly discharge their responsibilities.

Executive Sessions will generally be held in conjunction with each Board meeting and the Directors will be provided the time and place in advance. Executive Sessions are designed to provide the Directors an opportunity to discuss matters that do not require formal Board action.

The non-management Directors will meet in executive session following or in conjunction with each regular Board meeting, without the Chairman and CEO being present. If the non-management Directors include any directors who are not "independent" pursuant to the Board's determination of independence, at least one executive session per year will include only independent Directors. The Presiding Director will preside at such meetings and his or her role as Presiding Director will be disclosed in the Company's annual proxy statement. In the event the Presiding Director is unable to participate in an executive session, the non-management Directors present at such executive session shall choose a non-management Director to preside at such executive session. The Presiding Director's additional responsibilities include: (1) being a member of the Executive Committee; (2) presiding at all meetings of the Board at which the Chairman is not present, (3) serving as a liaison between the chairman and the independent directors, (4) being available to consult with the Chairman and CEO about the concerns of the Board; (5) being available to consult with any of the senior executives of the Company as to any concerns that executive might have, and (6) approving information sent to the Board, meeting agendas for the Board and meeting schedules to assure that there is sufficient time for discussion of all agenda items.

The Chairman, Chief Executive Officer or Committee Chairpersons may from time to time invite corporate officers, other employees and advisors to attend Board or committee meetings whenever deemed appropriate.

Directors are encouraged to attend all annual meetings of shareowners.

3. Agenda Items for Board and Committee Meetings

The Chairman will establish the agenda for each Board meeting. At the beginning of the year the Chairman will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each Director is free to suggest the inclusion of items on the agenda. Each Director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the Directors approximately one week prior to each Board meeting. Directors should review these materials in advance of the meeting. Subject to any applicable notice requirements, Directors having items to suggest for inclusion on the agenda for future Board meetings should advise the Chairman well in advance of such meetings.

The Chairperson of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda. At the beginning of each year each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the committee members approximately one week prior to each committee meeting. Committee members should review these materials in advance of the meeting.

4. Director Compensation

Non-employee Directors shall receive reasonable compensation for their services as such. Directors who are employees of the Company or any of its subsidiaries shall receive no additional compensation for serving as Directors.

The form and amount of Director compensation will be determined by the People and Compensation Committee in accordance with the policies and principles set forth in its charter, and the People and Compensation Committee will conduct an annual review of Director compensation. The People and Compensation Committee will consider that Directors' independence may be jeopardized if Director compensation and perquisites exceed customary levels or if the Company enters into consulting contracts with (or provides other indirect forms of compensation to) a Director or an organization with which the Director is affiliated.

5. Director Orientation and Education

Management will provide new Directors with an initial orientation in order to familiarize them with their responsibilities as Directors under law and the New York Stock Exchange Listing Standards, and with the Company and its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its senior management, and its internal and independent auditors.

In order to facilitate the Directors' fulfillment of their responsibilities regarding continuing education and to enhance each Director's knowledge of the Company, the Company's business operations and the latest developments in corporate governance, it is appropriate for management to provide Directors with the following:

- Educational programs supplemental to the initial orientation to explain the Company's business operations, including its technology, products and market position.
- Access to, or notice of, continuing educational programs that are designed to keep Directors abreast of the latest developments in corporate governance matters and critical issues relating to the operation of public company boards.
- Material that contains information pertaining to (i) the Company's industry and (ii) comparisons of the Company with its major competitors.
- Periodic visits to operating units, plants and laboratories, normally as part of regularly scheduled Board meetings.
- A legal review for the Board, at least annually, of (i) the status of major litigation, (ii) compliance with significant regulatory requirements affecting the Company and (iii) corporate governance matters.

6. CEO Evaluation and Management Succession

The People and Compensation Committee will conduct an annual review of the Chief Executive Officer's performance, as set forth in its charter. The Board of Directors will review the People and Compensation Committee's report in order to ensure that the Chief Executive Officer is providing the best leadership for the Company in the long- and short-term.

The Board will evaluate potential successors and approve management succession strategies and plans for the Chief Executive Officer and other executive officers of the Company. The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

7. Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO or the Secretary or directly by the Director. The Directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, copy the CEO on any written communications between a Director and an officer or employee of the Company.

8. Independent Advisors

The Board and each committee have the power to engage experts or advisors, including independent legal counsel, deemed appropriate by the Board or the committee, without consulting or obtaining the approval of any officer of the Company. The Company will provide for appropriate funding, as determined by the Board or committee, for payment of compensation to any such counsel, experts or advisors retained by the Board or a committee.

II. BOARD STRUCTURE

1. Size of the Board

The Company's Bylaws prescribe that the number of Directors of the Company which shall constitute the whole Board shall not be less than five nor more than 20. The exact number of Directors within such range shall be fixed from time to time by resolution of the Board. The Board currently believes that the optimum number of directors is between 8 and 16.

2. Selection of Directors

Nominees for directorship will be recommended to the Board by the Nominating and Corporate Governance Committee in accordance with the policies and principles set forth in its charter. The invitation to join the Board should be extended by the Board itself, by the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board.

The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of shareowners, in each case based upon the recommendation of the Nominating and Corporate Governance Committee.

3. Director Qualifications

Not more than two members of the Board will fail to meet the criteria for independence established by the New York Stock Exchange. The Nominating and Corporate Governance Committee is responsible for reviewing with the

Board, on an annual basis, the requisite skills and characteristics of new Board members as well as the composition of the Board as a whole. This assessment will include members' qualification as independent, as well as consideration of diversity, age, skills, and experience in the context of the needs of the Board.

The Board's standards for determining the independence of a Director are set forth in Attachment A to this Charter. The Nominating and Corporate Governance Committee will review such standards at least annually and recommend any appropriate changes to the Board for consideration.

A description of the desirable characteristics that the Nominating and Corporate Governance Committee and the Board should evaluate when considering candidates for nomination as Directors are set forth on Attachment B to this Charter. The Nominating and Corporate Governance Committee will review such characteristics at least annually and recommend any appropriate changes to the Board for consideration.

4. Director Retirement

The Board's retirement age policy provides that non-employee Directors will not stand for election for any term that begins after their 70th birthday; provided, however, that upon the approval of the Board, from time to time a Director may stand for election for a term that begins after his or her 70th birthday but before his or her 72nd birthday. Directors who are employees of the Company or any of its subsidiaries will retire from the Board coincident with their retirement as employees.

5. Resignation from the Board

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Company. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

It is the sense of the Board that Directors who change the responsibility they held when they were elected to the Board or who subsequently have another change in responsibility should notify the Chairman of the Board of each such change in responsibility. It is not the sense of the Board that in every instance the Directors who retire or have a change in responsibility from the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board through the Nominating and Corporate Governance Committee to review the continued appropriateness of Board membership under the circumstances. If the Committee determines that continued Board membership under the circumstances is no longer appropriate, the Director shall resign.

6. Term Limits

The Board does not believe it should establish term limits. Term limits hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

III. COMMITTEES OF THE BOARD

A substantial portion of the analysis and work of the Board is done by standing Board committees. The Board has established the following standing committees: Audit and Finance; People and Compensation; Nominating and Corporate Governance; Executive; Public Policy and Corporate Responsibility; and Science and Technology. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Committee members will be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee with consideration of the desires of individual Directors. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not feel that rotation should be mandated as a policy.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.

The Board will have at all times an Audit and Finance Committee, a People and Compensation Committee and a Nominating and Corporate Governance Committee. All of the members of these committees will be independent Directors under the criteria established by the New York Stock Exchange. In addition, the members of the Audit and Finance Committee will also meet the independence requirements of the Securities and Exchange Commission and the experience requirements of the New York Stock Exchange.

IV. OTHER BOARD PRACTICES

1. Review of Roles and Responsibilities of Directors

The Chairman of the Board will review with each Director on a periodic basis the performance of each Director's duties as well as the role and responsibilities of each Director.

2. Board Interaction with Institutional Investors, Analysts, Media, Customers and Members of the Public

Except where directed by the Chief Executive Officer or the Chief Financial Officer of the Company, communications on behalf of the Company with the media, securities analysts, stockbrokers and investors must be made only by specifically designated representatives of the Company. If a Director receives any inquiry relating to the Company from the media, securities analysts, brokers or investors, including informal social contacts, he or she should decline to comment and ask them to call the Company's Chief Financial Officer or the Public Relations Department.

3. Limitation of Liability

To the extent permitted by Delaware General Corporation Law, a Director will not be liable to the Company or its shareowners. Delaware law currently permits eliminating liability for monetary damages for breach of a Director's fiduciary duty; it does not permit limiting liability for breach of a Director's duty of loyalty to the Company or its shareowners or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law.

4. Performance Evaluation of the Board

The Board of Directors will conduct an annual self-evaluation to determine whether it and its Committees are functioning effectively. The Nominating and Corporate Governance Committee will receive comments from all Directors and report annually to the Board with an assessment of the Board's performance. The assessment will be discussed with the full Board each year. The assessment will focus on the Board's contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.

Each Committee, other than the Executive, shall review and reassess the adequacy of its charter annually and recommend any proposed changes to the Board of Directors for approval. Further, each Committee shall annually review its own performance and report the results to the Board. The Nominating and Corporate Governance Committee shall oversee and report annually to the Board its assessment of each Committee's performance evaluation process.

5. Charitable Contributions

The Board is committed to maintaining the independence of its independent Directors. In furtherance of this goal, the Board has adopted a policy for Directors requesting or recommending that the Company make charitable contributions to any organization. The Nominating and Corporate Governance Committee will be responsible for the enforcement and periodic review of and updating the policy. In connection with its enforcement of the policy and interpretation and analysis of Directors' independence, the Nominating and

Corporate Governance Committee will consider that substantial charitable contributions made by the Company to organizations with which a Director is affiliated, and charitable contributions made by the Company to certain organizations at the request or recommendation of a Director, could affect the Director's independence.

6. Prior Notice of Outside Directorships

Directors should carefully consider the number of other boards on which they can serve consistent with the time and energy necessary to satisfy the requirements of Board and Committee memberships. Directors should also carefully consider any actual or apparent conflicts of interest and impairments to independence that service on other boards may create. In furtherance of these considerations, outside directors must notify the Chairman of the Board or the General Counsel in a timely fashion before accepting an invitation to serve on the board of another public company. This prior notice is to allow discussion with the Chairman of the Board and/or the General Counsel to review whether such other service will interfere with the outside Director's service on the Company's Board, impact the Director's status as an independent Director, or create an actual or apparent conflict of interest for the Director.

ATTACHMENT A

to

BOARD OF DIRECTORS' CHARTER

AND CORPORATE GOVERNANCE GUIDELINES

INDEPENDENCE STANDARDS

An independent Director is one whom the Board affirmatively determines has no material relationship with the Company (either directly or as a partner, shareowners or officer of an organization that has a relationship with the Company). The Board of Directors has adopted the following categorical standards to assist it in the determination of each Director's independence. The Board of Directors will determine the independence of any Director with a relationship to the Company that is not covered by these standards and the Company will disclose the basis of such determinations and the identity of all directors who have been determined to be independent in the Company's annual proxy statements.

A Director will be presumed to be independent if the Director:

1) Has not been an employee of the Company for at least three years, other than in the capacity as a former interim Chairman, Chief Executive Officer or other executive officer;

2) Has not, within the past three years, worked on the Company's audit as a partner or employee of a firm that is the Company's internal or external auditor, and is not a current partner or employee of such a firm;

3) Has not, during the last three years, been employed as an executive officer by a company for which an executive officer of the Company concurrently served as a member of such company's compensation committee;

4) Has no immediate family members (i.e., spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the Director's home) who did not satisfy the foregoing criteria; provided, however, that, with respect to the employment criteria, such Director's immediate family member may (i) serve or have served as an employee other than a partner in a firm that is the Company's internal or external auditor, unless such family member has participated in the firm's audit, assurance or tax compliance (other than tax planning) practice within the past three years, or personally worked on the Company's audit during that time; and (ii) serve or have served as an employee but not as an executive officer of the Company during such period.

5) Has not received, and has no immediate family member who has received, during any twelve-month period within the last three years, more than

$100,000 in direct compensation from the Company (other than in his or her capacity as a member of the Board of Directors or any committee of the Board or pension or other deferred compensation for prior service, provided that such compensation is not contingent in any way on continued service); provided, however, that neither compensation received by a Director for former service as an interim Chairman or CEO or other executive officer nor compensation received by a Director's immediate family member for service as a non-executive employee shall be considered in determining independence;

6) Is not a current executive officer or employee, and has no immediate family member who is a current executive officer, of a company that made payments to, or received payments from, the Company for property or services in any of the last three fiscal years in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues as measured against the most recent completed fiscal year.

7) Has not been, and has no immediate family member who has been, an executive officer of a foundation, university, non-profit trust or other charitable organization, for which charitable contributions from the Company and its respective trusts or foundations, account or accounted for more than 2% or $1 million, whichever is greater, of such charitable organization's consolidated gross revenues, in any single of the last three fiscal years, unless the Company discloses all contributions made to the recipient organization in its annual proxy statement; and

8) Does not serve, and has no immediate family member who has served, as an executive officer or general partner of an entity that has received an investment from the Company or any of its subsidiaries, unless such investment is less than $1 million or 2% of such entity's total invested capital, whichever is greater, in any of the last three years.

In addition to the foregoing, in order to be considered independent for purposes of serving on the Company's Audit and Finance Committee, a member of the Audit and Finance Committee may not, other than in his or her capacity as a member of the Audit and Finance Committee, the Board of Directors, or any other Board committee:

1) Accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company, other than in the Director's capacity as a director or committee member or any pension or other deferred compensation for prior service, provided that such compensation is not contingent in any way on continued service; or

2) Be an "affiliated person" of the Company or any subsidiary of the Company, as such term is defined by the Securities and Exchange Commission.

ATTACHMENT B

to

BOARD OF DIRECTORS' CHARTER

AND CORPORATE GOVERNANCE GUIDELINES

DESIRABLE CHARACTERISTICS OF DIRECTORS

1. Personal Characteristics

• ***Integrity and Accountability:***	High ethical standards, integrity and strength of character in his or her personal and professional dealings and a willingness to act on and be accountable for his or her decisions.
• ***Informed Judgment:***	Demonstrate intelligence, wisdom and thoughtfulness in decision-making. Demonstrate a willingness to thoroughly discuss issues, ask questions, express reservations and voice dissent.
• ***Financial Literacy:***	An ability to read and understand balance sheets, income and cash flow statements. Understand financial ratios and other indices for evaluating Company performance.
• ***Mature Confidence:***	Assertive, responsible and supportive in dealing with others. Respect for others, openness to others' opinions and the willingness to listen.
• ***High Standards:***	History of achievements that reflect high standards for himself or herself and others.

2. Core Competencies[1]

• ***Accounting and Finance:***	Experience in financial accounting and corporate finance, especially with respect to trends in debt and equity markets. Familiarity with internal financial controls.

[1] The Board as a whole needs the core competencies represented by at least several directors.

• ***Business Judgment:***	Record of making good business decisions and evidence that duties as a Director will be discharged in good faith and in a manner that is in the best interests of the Company.
• ***Management:***	Experience in corporate management. Understand management trends in general and in the areas in which the Company conducts its business.
• ***Crisis Response:***	Ability and time to perform during periods of both short-term and prolonged crisis.
• ***Industry/Technology:***	Unique experience and skills in an area in which the Company conducts its business, including science, manufacturing and technology relevant to the Company.
• ***International Markets:***	Experience in global markets, international issues and foreign business practices.
• ***Leadership:***	Understand and possess skills and have a history of motivating high-performing, talented managers.
• ***Strategy and Vision:***	Skills and capacity to provide strategic insight and direction by encouraging innovations, conceptualizing key trends, evaluating strategic decisions, and challenging the Company to sharpen its vision.

3. Commitment to the Company

• ***Time and Effort:***	Willing to commit the time and energy necessary to satisfy the requirements of Board and Board Committee membership. Expected to attend and participate in all Board meetings and Board Committee meetings in which they are a member. Encouraged to attend all annual meetings of shareowners. A willingness to rigorously prepare prior to each meeting and actively participate in the meeting. Willingness to make himself or herself available to management upon request to provide advice and counsel.

• ***Awareness and Ongoing Education:***	Possess, or be willing to develop, a broad knowledge of both critical issues affecting the Company (including industry-, technology- and market-specific information), and director's roles and responsibilities (including the general legal principles that guide board members).
• ***Other Commitments:***	In light of other existing commitments, ability to perform adequately as a Director, including preparation for and attendance at Board meetings and annual meetings of the shareowners, and a willingness to do so.
• ***Stock Ownership:***	Complies with the Monsanto Company Executive and Director Stock Ownership Requirements.

4. Team and Company Considerations

• ***Balancing the Board:***	Contributes talent, skills and experience that the Board needs as a team to supplement existing resources and provide talent for future needs.
• ***Diversity:***	Contributes to the Board in a way that can enhance perspective and experiences through diversity in gender, ethnic background, geographic origin, and professional experience (public, private, and non-profit sectors). Nomination of a candidate should not be based solely on these factors.

Exhibit C

RICHARDS LAYTON & FINGER

September 10, 2008

Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO 63167

Re: Shareowner Proposal Submitted by John C. Harrington of Harrington Investments, Inc.

Ladies and Gentlemen:

We have acted as special Delaware counsel to Monsanto Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of shareowners (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 6, 2000 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal requests that the shareowners amend the bylaws to add a new paragraph (d.) as follows:

> **RESOLVED:** Amend paragraph 16 of the bylaws to add a new paragraph (d.) as follows:
>
> (d) Prior to or at the time of assuming office, all Company Directors shall solemnly swear (or affirm): "I will support and defend the Constitution of the United States against all enemies, foreign and domestic. I will bear true faith and allegiance to the Constitution of the United States. I take this obligation freely -- recognizing that approval of my nomination and election as a Director of the Board of the Monsanto Corporation brings with it significant personal responsibility. I take this oath without any mental reservation or purpose of evasion; and that I will well and faithfully discharge the duties upon which I am about to enter."

In support of the amendment to the Bylaws contemplated by the Proposal (the "Proposed Bylaw"), the Proponent has stated as follows:

> **Supporting Statement**
>
> In the opinion of the proponents, this amendment will help to ensure that each director of the Monsanto Corporation shall not act in ways that undermine the interests of the United States of America, its citizens, or its constitution. This allegiance shall enhance confidence that Monsanto Corporation's activities shall not conflict with the founding principles of the United States of America and its constitution, in the country where Monsanto Corporation is chartered, the company is headquartered, and its stock is publicly traded.

DISCUSSION

You have asked our opinion whether the Proposed Bylaw, if adopted by the shareowners, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposed Bylaw, if adopted by the shareowners, would be invalid under the General Corporation Law.

I. The Proposed Bylaw Would Be Invalid Under Delaware Law Because It Would Impose an Unreasonable Qualification on Directors.

The Proposed Bylaw imposes an unreasonable and unfair qualification on directors of the Company in violation of Delaware law. Delaware law does not set forth specific qualifications for directors of Delaware corporations. See R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 4.3 (3d ed. 2008 supp.) (Messrs. Balotti and Finkelstein are members of this firm.) Instead, Section 141(b) of the General Corporation Law permits a Delaware corporation to prescribe in its certificate of incorporation or bylaws qualifications for directors. 8 Del. C. §141(b) ("Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors."); Bragger v. Budacz, 1994 WL 698609, at *4 (Del. Ch. Dec. 7, 1994) (noting that "any qualifications for the office of corporate director must be set forth in the certificate of incorporation or the bylaws"). The only limitation on this authority is that such qualifications may not be "unreasonable or unfair." See Stroud v. Grace, 1990 Del. Ch. LEXIS 185, at *28 (Del. Ch. Nov. 1, 1990), rev'd on other grounds, 606 A.2d 75 (Del. 1992) (holding that bylaws establishing director qualifications were valid since "plaintiffs ... have adduced no facts nor cited any Delaware law which would make the Milliken director 'qualifications' unreasonable or unfair"); Stroud v. Milliken Enters., Inc., 585 A.2d 1306, 1308 (Del. Ch. 1988) (citing McWhirter v. Washington Royalties Co., 152 A. 220, 224 (Del. Ch. 1930)), appeal dismissed and remanded, 552 A.2d 476 (Del. 1989) (recognizing that the bylaws or certificate of incorporation may "provide for reasonable director qualifications").

The Delaware courts, as well as various authorities on corporate law, have suggested that director qualifications are "reasonable" only to the extent such qualifications are legitimately related to the objects and purpose of the business of the corporation or the corporation's compliance with applicable laws and regulations and are not otherwise inequitable. See U.S. v. Columbia Gas Elec. Corp., 36 F. Supp. 488 (D. Del. 1941) (observing that a charter provision adopted as a result of a settled antitrust proceeding that required directors to be unobjectionable to the United States Department of Justice was binding on the corporation and its stockholders); In re Osteopathic Hosp. Ass'n of Del., 195 A.2d 759 (Del. 1963) (finding a bylaw that permitted only a medical doctor to serve as a trustee of a hospital organized as a membership corporation to be reasonable); David A. Drexler et al., Delaware Corporate Law & Practice, § 13.01[5] (2008) ("Valid qualifications could be either general, as, for example, a maximum age, or specific, as for example, a requirement of American citizenship for directors of a corporation engaged in the defense industry. ... On the other hand, the courts would probably decline to enforce restrictions that appear to be merely manipulative devices to aid incumbents.").

In Stroud v. Grace, 1990 Del. Ch. LEXIS 185 (Del. Ch. Sept 1, 2008), the board of directors proposed an amendment to the certificate of incorporation of Milliken & Company ("Milliken"), a privately held corporation, providing that "only persons meeting the qualifications in one of three created categories [were] eligible for nomination, election and service as a director of the corporation." The text of the amendment provided that "category 1" directors must be comprised of individuals with "substantial experience in line (as distinct from staff) positions in the management of substantial business enterprises or substantial private institutions," who are not also "officers, employees or stockholders ... of [Milliken] or ... its subsidiaries." Id. at *7. Plaintiffs attacked the validity of the qualifications, claiming that the qualifications were impermissibly vague and unreasonable. Id. at *27. Plaintiffs also attacked the procedure for enforcing the qualification standards, claiming that such procedures were also impermissibly vague and unreasonable. Id. at *26. The Court found that plaintiffs failed to adduce facts demonstrating that the qualifications were unreasonable or unfair. Id. at *28. The Court based its reasoning, in part, on the fact that the qualifications were designed to ensure that a majority of Milliken's board would be comprised of independent, outside directors, which the Court recognized as "a goal to be commended, not prevented." Id. The Court noted that, "[w]hile the amendments relating to the composition of the board are unusual and might appear, at first, to restrict the composition of the board," such amendments, in the context of the Milliken board, had the effect of "broaden[ing] membership" on Milliken's board. Id. at *6. According to the Court, the fact that Milliken stock was "so closely held and ... controlled by management" meant that, without the qualification, all directors would essentially be "inside" directors. Id. at *28-29. In the Court's view, the qualification resulted in board membership being open "to a wider group of people, especially non-management directors." Id.

Plaintiffs also alleged that the qualification was vague, and thus unreasonable and unfair, because the term "substantial," as used in the qualification, was not defined in the certificate of incorporation. The Court noted that the qualifications were troublesome in that the terms thereof could vary according to what a majority of incumbent directors determined they meant on an ad hoc basis. Id. at *29-30. Nevertheless, the Court determined that "[t]he meanings of the terms 'substantial experience,' 'substantial business enterprise' and 'substantial private institution' are obviously subject to varying interpretations, but it is not necessarily unreasonable or unfair for a Board ... to make a determination of their meaning, if the determination is fairly made." Id. Accordingly, the Court found that plaintiffs had not "adduced any evidence" suggesting an interpretation of the qualification provisions that was "unreasonable or unfair." Id.

Although the Court in Stroud v. Grace did not find the qualifications to be facially unreasonable or unfair, the Court found the procedure for qualifying director nominees to be unreasonable and unfair in that it had the effect of disenfranchising stockholders. Id. at *33-36.

> [T]he qualification procedure is unfair to those Milliken stockholders who choose to vote their shares by proxy, because if a Milliken stockholder voted by proxy for a nominee who is found to be unqualified at the meeting, that stockholder would have no meaningful opportunity to vote for an alternate nominee and therefore would be disenfranchised.

Id. at *35-36.

Unlike the director qualifications at issue in Stroud v. Grace, the director qualifications contemplated by the Proposed Bylaw would be completely unrelated to the business and internal affairs of the Company. Rather than "widening" the potential pool of director candidates, as the Court found to be the effect of the Stroud v. Grace qualifications, the qualifications contemplated by the Proposed Bylaw would severely limit the potential candidates who could serve on the board of directors of the Company (the "Board"). Specifically, the Proposed Bylaws would arguably exclude from consideration any nominee who, by virtue of his or her national origin and the law of his or her home country, is unable or unwilling to swear allegiance to the U.S. Constitution. This is particularly problematic in light of the global nature of the Company's business. The Company is a global agricultural corporation, with locations and operations in over 60 countries[1] around the world, and over 43% of its sales are outside the United States. Moreover, the Board is currently comprised of 10 individuals, one of whom is a foreign national. The Proposed Bylaw, if implemented, would reduce the possible candidates for director by potentially precluding citizens of nations outside the United States from serving on the Board. Additionally, the Proposed Bylaw is not designed to ensure that the Company complies with applicable laws or regulations. The Company is a global provider of agricultural products; it does not operate in an industry subject to restrictions on the national origin of its directors. Accordingly, there is no regulatory reason to impose a qualification that would potentially have the effect of preventing foreign nationals from serving on the Board.

Further, the Proposed Bylaw is impermissibly vague. Unlike the director qualification at issue in Stroud v. Grace, where the parties involved had an understanding of the terms of the qualification and how that qualification would relate to the person's fitness for office (i.e., "substantial" experience in the applicable industry), the qualifications of the Proposed Bylaw have no clear application or meaning in the context of a Company that is not a branch or annex of the U.S. government. While the oath required by the Proposed Bylaw might have a clearly defined meaning when given by a person elected or appointed to public office, it makes no sense in the context of a director of a publicly traded corporation that is not a branch or annex of the government. How does a director of a Delaware corporation, with no authority to act on

[1] The Company has operations in Argentina, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, Chile, China, Colombia, Croatia, Czech Republic, Denmark, Ecuador, France, Germany, Greece, Guatemala, Honduras, Hungary, India, Indonesia, Ireland, Italy, Japan, Jordan, Kenya, Korea, Malawi, Malaysia, Mexico, Netherlands, New Zealand, Nicaragua, Pakistan, Paraguay, Peru, Philippines, Poland, Portugal, Romania, Russia, Senegal, Singapore, Slovakia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan, Thailand, Turkey, Uganda, Ukraine, United Kingdom, United States, Venezuela, Vietnam and Zimbabwe.

behalf of the U.S. government, "support and defend the Constitution of the United States against all enemies, foreign and domestic"?

Finally, the Proposed Bylaw establishes a qualification procedure that is unfair and unreasonable in that, like the qualification procedure at issue in Stroud v. Grace, it would have the potential effect of disenfranchising shareowners. The Proposed Bylaw requires a director to swear an oath to the U.S. Constitution prior to or at the time of assuming office. Thus, the Proposed Bylaw could have the effect of preventing a nominee from taking office if that nominee, following his or her receipt of sufficient votes to be elected to the Board, becomes unable to take the oath contemplated by the Proposed Bylaw. At the time of any election, a shareowner would not necessarily know whether a nominee would be in a position to swear to the oath. Since the oath required by the Proposed Bylaw must be taken prior to or at the time of assuming office, but after the election of directors, a shareowner who votes for a nominee that is unable to meet the qualification due to a development arising after the election would have no meaningful opportunity to vote for an alternate nominee, and would thus be disenfranchised.

II. The Proposed Bylaw Is Invalid Under Delaware Law Because It Would Require the Directors to Violate Their Fiduciary Duties.

The Proposed Bylaw, if adopted, would impermissibly restrict the directors' exercise of their fiduciary duties in violation of Section 141(a) of the General Corporation Law (sometimes referred to hereinafter as "Section 141(a)") and Delaware law. Section 141(a) provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as provided in the General Corporation Law or the corporation's certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the

> stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

If the Proposed Bylaw is adopted by the Company's shareowners and the directors are required to take the oath contemplated thereby, the Board would be required to consider whether each of its decisions is consistent with such oath. This would potentially impair the Board's ability to discharge its duty to manage the business and affairs of the Company, in accordance with Section 141(a) and its fiduciary duties. Thus, the directors could be forced, as a result of taking the oath, to vote against (or refrain from taking) a proposed lawful action even if such action, as determined by the directors in the exercise of their fiduciary duties, would otherwise be in the best interests of the Company and its shareowners. Moreover, the Board could determine that it is in the best interests of the Company and its shareowners to nominate a foreign national to the Board (or appoint a foreign national to the Board to fill a vacancy) but may be constrained in that selection due to the nominee's inability to take the oath. In either case, the Board's obligation to abide by its fiduciary duties to the Company and its shareowners would be subordinated to the Proposed Bylaw.

That the Proposed Bylaw is invalid because it would limit the directors' exercise of their fiduciary duties is entirely consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, -- A.2d --, 2008 WL 2778141 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw potentially would have required the board to expend corporate funds in cases where the exercise of their fiduciary duties would have restricted such expenditures. Id. at *8. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of [ ] its statutory authority to manage the corporation under 8 Del. C. § 141(a)." Id.

The Court noted that, although the cases on which its opinion was premised involved binding contractual commitments limiting the board's fiduciary duties—as opposed to stockholder-proposed bylaws—the general principles applied equally to both. Id. The Court stated:

> This case involves a binding bylaw that the shareholders seek to impose involuntarily on the directors in the specific area of election expense reimbursement. Although this case is distinguishable in that respect, the distinction is one without a difference. The reason is that the internal governance contract—which here takes the form of a bylaw—is one that would also prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not, in our view, legally matter.

Id. In the present case, the Proposed Bylaw, like the proposed bylaw at issue in CA, would constitute an "internal governance contract" that would commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its shareowners to a supervening duty to act in a manner consistent with the oath contemplated by the Proposed Bylaw. Because the Proposed Bylaw could result in a circumstance in which the Board's obligation to act in accordance with its fiduciary duties would be compromised by a concomitant duty to comply with the Proposed Bylaw, the Proposed Bylaw, under the principles of CA, would be found to be invalid. Id. at *9 (internal citations omitted) ("[t]he Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude. That such circumstances could arise is not far fetched. Under Delaware law, a board may expend corporate funds to reimburse proxy expenses '[w]here the controversy is concerned with a question of policy as distinguished from personnel o[r] management.' But in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether.").

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposed Bylaw, if adopted by the shareowners, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ/BWF

END